

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Jacob Sayer
Chief Financial Officer
Form 10-K for the year ended December 31, 2023
2000 Center Drive, Suite East A401
Hoffman Estates, Illinois 60192

      Re: Form 10-K for the year ended December 31, 2023
           File No. 001-38952

Dear Jacob Sayer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing